Filed by Janus Capital Group Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934
Subject Company: Janus Capital Group Inc.
Commission File No. 1-15253

[JANUS LETTERHEAD]

December 15, 2016

Dear Valued Client,

We are writing to inform you that Janus Capital has proposed merging Janus Twenty Fund into Janus Forty Fund based largely on seeking to provide a stronger investment approach for clients while streamlining the large cap offerings available to investors.

The Funds have the same investment objective of long-term growth of capital and substantially similar principal investment strategies, and both focus on a core portfolio of common stocks. Janus Twenty Fund focuses on a core group of 20-30 common stocks, whereas Janus Forty Fund focuses on a core group of 20-40 common stocks, providing for additional flexibility in holdings of the portfolio.

We believe the proposed merger offers a number of benefits to Janus Twenty Fund shareholders, such as increased diversification. Additional share classes will also be available through Janus Forty Fund.

If approved by shareholders, the merger would take place on or about April [28], 2017.  Portfolio Managers Douglas Rao and Nick Schommer, CFA will continue to provide portfolio management to the Janus Forty Fund. We believe merging these funds is beneficial to shareholders by providing a seasoned team and investment process committed to delivering superior risk-adjusted returns for our clients.   Biographies for the managers can be found below.

We thank you for the trust you put in Janus.  You can be assured that our priority is on investment execution and delivering the highest level of service.

Best regards,

/s/ ENRIQUE CHANG

Enrique Chang
President, Head of Investments, Janus Capital Group

Please consider the charges, risks, expenses and investment objectives carefully before investing. For a prospectus or, if available, a summary prospectus containing this and other information, please call Janus at 877.33JANUS (52687) or download the file from janus.com/info. Read it carefully before you invest or send money.

Investing involves risk, including the possible loss of principal and fluctuation of value. There is no assurance the stated objective(s) will be met.

Doug Rao is Portfolio Manager of the Janus Concentrated Growth and Concentrated All Cap Growth strategies. Prior to joining Janus in May 2013, Mr. Rao was a partner and portfolio manager at Chautauqua Capital, a position he held since August 2012. Mr. Rao was with Marsico Capital from 2005 to 2012, holding several positions during his tenure. His first role was as an analyst, a position he held from 2005 to 2009. In 2007, Mr. Rao was named a portfolio manager, at which time he began managing the Marsico Flexible Capital strategy. In 2010, Mr. Rao began co-managing the Marsico Focus strategy and the Marsico Growth strategy. Prior to his tenure at Marsico Capital, Mr. Rao was a senior analyst at Trust Company of the West from December 2000 to July 2005. Mr. Rao received his bachelor’s degree in history from the University of Virginia and his MBA from the University of California, Los Angeles. He has 18 years of financial industry experience.

Nick Schommer, CFA is a Portfolio Manager responsible for co-managing the Janus Concentrated Growth and Janus Concentrated All Cap Growth strategies, a position he has held since January 2016. He is also an equity research analyst primarily focusing on the financials and consumer sectors. Prior to joining Janus in June 2013, Mr. Schommer was an associate portfolio manager at Thornburg Investment Management, a position he held since January 2012. Prior to that, Mr. Schommer was a research analyst at Marsico Capital Management for more than four years where he led the coverage of the financial services sector on a global basis. Previous to his investment management career, Mr. Schommer served as a Captain in the United States Army, serving in both Iraq and Kuwait. He was awarded the Bronze Star Medal for exceptionally distinguished service during Operation Iraqi Freedom. Mr. Schommer received his bachelor of science degree in chemistry from the United States Military Academy at West Point, where he was recognized as a Distinguished Cadet and Phi Kappa Phi. He received his MBA in finance from UCLA Anderson School of Management where he was a Student Investment Fund Fellow. Mr. Schommer holds the Chartered Financial Analyst designation and has 9 years of financial industry experience.

* * *

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements may include: management plans relating to the Transaction; the expected timing of the completion of the Transaction; the ability to complete the Transaction; the ability to obtain any required regulatory, shareholder or other approvals; any statements of the plans and objectives of management for future operations, products or services, including the execution of integration plans relating to the Transaction; any statements of expectation or belief; projections related to certain financial metrics; and any statements of assumptions underlying any of the foregoing. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “target,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, subject to numerous assumptions, known and unknown risks and uncertainties, which change over time and are beyond our control. Forward-looking statements speak only as of the date they are made and investors and security holders are cautioned not to place undue reliance on any such forward-looking statements. Janus Capital Group Inc. (“Janus Capital Group”) does not assume any duty and does not undertake to update forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, nor does Janus Capital Group intend to do so, except as otherwise required by securities and other applicable laws. Because forward-looking statements are subject to assumptions and uncertainties, actual results or future events could differ, possibly materially, from those that Janus Capital Group anticipated in its forward-looking statements and future results could differ materially from historical performance.  Factors that could cause or contribute to such differences include, but are not limited to, those included under Item 1A “Risk Factors” in Janus Capital Group’s Annual Report on Form 10-K and those disclosed in Janus Capital Group’s other periodic reports filed with the Securities and Exchange Commission (“SEC”), as well as the possibility: that expected benefits of the Transaction may not materialize in the timeframe expected or at all, or may be more costly to achieve; that the Transaction may not be timely completed, if at all; that prior to the completion of the Transaction or thereafter, Janus Capital Group’s businesses may not perform as expected due to transaction-related uncertainty or other factors; that the parties are unable to successfully implement integration strategies related to the Transaction; that required regulatory, shareholder or other approvals are not obtained or other customary closing conditions are not satisfied in a timely manner or at all; reputational risks and the reaction of the companies’ shareholders, customers, employees and other constituents to the Transaction; and diversion of management time on merger-related matters. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to Janus Capital Group or any other person acting on their behalf are expressly qualified in their entirety by the cautionary statements referenced above.  For any forward-looking statements made in this communication or in any documents, Janus Capital Group claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Annualized, pro forma, projected and estimated numbers are used for illustrative purposes only, are not forecasts and may not reflect actual results.

Additional Information about the Transaction

This communication is being made in respect of the proposed Transaction involving Janus Capital Group and Henderson Group plc (“Henderson Group”).  This material is not a solicitation of any vote or approval of Janus Capital Group’s or Henderson Group’s shareholders and is not a substitute for the proxy statement or any other documents which Janus Capital Group and Henderson Group may send to their respective shareholders in connection with the proposed Transaction. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities.

In connection with the proposed Transaction, Henderson Group intends to file a registration statement containing a proxy statement of Janus Capital Group and other documents regarding the proposed Transaction with the SEC. Before making any voting or investment decision, the respective investors and shareholders of Janus Capital Group and Henderson Group are urged to carefully read the entire registration statement of Henderson Group, including the proxy statement of Janus Capital Group, when it becomes available and any other relevant documents filed by either company with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about Janus Capital Group, Henderson Group and the proposed Transaction. Investors and security holders are also urged to carefully review and consider each of Janus Capital Group’s public filings with the SEC, including but not limited to its Annual Reports on Form 10-K, its proxy statements, its Current Reports on Form 8-K and its Quarterly Reports on Form 10-Q. When available, copies of the proxy statement will be mailed to the shareholders of Janus Capital

Group. When available, copies of the proxy statement also may be obtained free of charge at the SEC’s web site at http://www.sec.gov, or by directing a request to Janus Capital Group Inc. 151 Detroit Street, Denver, Colorado 80206.

Participants in the Solicitation

Janus Capital Group, Henderson Group and certain of their respective directors and executive officers, under the SEC’s rules, may be deemed to be participants in the solicitation of proxies of Janus Capital Group’s shareholders in connection with the proposed Transaction. Information about the directors and executive officers of Janus Capital Group and their ownership of Janus Capital Group common stock is set forth in Janus Capital Group’s Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the SEC on February 24, 2016.  Additional information regarding the interests of those participants and other persons who may be deemed participants in the solicitation of proxies of Janus Capital Group’s shareholders in connection with the proposed Transaction may be obtained by reading the proxy statement regarding the proposed Transaction when it becomes available. Once available, free copies of the proxy statement may be obtained as described in the preceding paragraph.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.